EXHIBIT 4.21

Exhibit 4.21

INSTRUMENT OF AMENDMENT TO THE
MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

The MDU Resources Group, Inc. 401(k) Retirement Plan (as amended and restated March 1, 2011) (the “K-Plan”), is hereby further amended, effective July 14, 2014, unless otherwise indicated as follows:

1.	By replacing Supplement D-7, Provisions Relating to the JTL Group, Inc. Retirement Contribution Feature, in its entirety, with the following:
Supplement D-7

Provisions Relating to the
JTL Group, Inc.
Retirement Contribution Feature

D-7-1
Introduction. Effective January 1, 2005, JTL Group, Inc. (“JTL”) a Participating Affiliate in the Plan hereby established the Retirement Contribution Feature as described in this Supplement D-7. This Retirement Contribution shall be in addition to all other contributions provided by JTL pursuant to the Plan.

D-7-2
Eligibility to Share in the Retirement Contribution. In order to share in the allocation of any Retirement Contribution made by JTL pursuant to Paragraph 3 below for a given Plan Year, Participants must be an Eligible Employee of JTL. Unless specifically bargained for, eligible Employees covered by a collective bargaining agreement shall not be eligible to share in this Retirement Contribution feature. Participants who meet the preceding requirements are referred to herein as “Supplement D-7 Participants.”

D-7-3
Amount of Retirement Contribution Allocation. For each Plan Year, JTL shall provide eligible hourly Participants $1.55 (effective April 1, 2014) per hour of service as a Retirement Contribution. The amount of any such contribution for a Plan Year will be allocated to Supplement D-7 hourly Participants for each hour of service for which the Participant receives compensation, excluding Hours of Service pursuant to a prevailing wage agreement. In addition, JTL will credit eligible salaried Participants with a contribution equal to eight percent (8%) of Compensation. The amount of any such contribution for a Plan Year shall be allocated to Supplement D-7 Participants based upon their Compensation, excluding bonuses received while employed by the identified Participating Affiliate.

D-7-4
Vesting. Notwithstanding anything in Section 4.2 to the contrary, Supplement D-7 Participants shall be vested in their Retirement Contribution only upon completing three (3) years of Vesting Service as defined below; provided, however that Supplement D-7 Participants who were employed by Star Aggregates, Inc. on August 31, 2007, shall be fully vested.

A “Year of Vesting Service” means a Plan Year in which the Supplement D‑7 Participant is compensated for at least 1,000 Hours of Service. Service with a Supplement D-7 Company, the Company, and all Affiliates shall be recognized for purposes of this Paragraph, including, but not limited to, service that occurred prior to the effective date of Supplement D-7, applying these rules as if the Supplement D-7 Company (and its affiliates at that time) were Affiliates under the Plan. Notwithstanding the foregoing, a Participant shall be fully vested in his or her Retirement Contribution Account upon death, Disability, or upon attaining age 60.

D-7-5	Use of Terms. Terms used in this Supplement D-7 shall, unless defined in this Supplement D-7 or elsewhere noted, have the meanings given to those terms in the Plan.

D-7-6
Inconsistencies with the Plan. The terms of this Supplement D‑7 are a part of the Plan and supersede the provisions of the Plan to the extent necessary to eliminate inconsistencies between the Plan and the Supplement D-7.

Explanation: Effective July 14, 2014, an amendment was approved to 1) allow Participating Affiliates the ability, under certain circumstances, to request and obtain approval to allow employees who participate in a multi-employer plan to participate in the K-Plan; 2) allow JTL Group, Inc. employees who participate in the Operating Engineers Local No. 800 & The Wyoming Contractors’ Association, Inc. Pension Trust Fund for Wyoming (JTL MEP employees) to participate in the JTL Retirement Contribution (Supplement D-7) and be granted past service credit for vesting purposes; and 3) allow JTL to participate in the Supplement G Prevailing Wage (Davis-Bacon) feature. This amendment rescinds JTL MEP employees’ participation in the Retirement Contribution.

IN WITNESS WHEREOF, MDU Resources Group, Inc., as Sponsoring Employer of the Plan, has caused this amendment to be duly executed by a member of the MDU Resources Group, Inc. Employee Benefits Committee (“Committee”) on this 18th day of August, 2014.

MDU RESOURCES GROUP, INC.
EMPLOYEE BENEFITS COMMITTEE

By:	/s/ Doran N. Schwartz
Doran N. Schwartz, Chairman

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